SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 29, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

March 29, 2010

2010 phase-one drilling program progressing at Ivanhoe Mines’
50%-owned Kyzyl Gold Project in northeastern Kazakhstan
Results to be used in an updated, independent resource estimate and pre-feasibility study
86% to 90% breakthrough gold recoveries achieved
using fluidized-bed roasting technology
ALMATY, KAZAKHSTAN — Robert Friedland, Chairman of Ivanhoe Mines, and David Woodall, Chief Executive Officer of Altynalmas Gold Ltd. and President of Ivanhoe Mines’ Gold Division, announced today that Altynalmas Gold has completed more than half of a current, 39,000-metre, deep-level drilling program at its world-class Kyzyl Gold Project in northeastern Kazakhstan.
“The drilling program now underway is beginning the process of testing enormous exploration potential in what Ivanhoe’s management considers to be one of the world’s highest-grade and largest undeveloped gold systems,” Mr. Woodall said.
“We now have completed 21,000 metres of our phase-one program. We expect the results to form the basis for upgrading the Kyzyl Gold Project’s current Indicated resources to reserves as part of a mine plan to be included in an independent pre-feasibility study being completed by Scott Wilson Roscoe Postle Associates Inc. of Toronto, Canada.”
Ivanhoe Mines owns 50% of Altynalmas Gold, the 100%-owner of the Kyzyl Gold Project, which includes the Bakyrchik and Bolshevik gold deposits. An established, privately-owned Kazakh shareholder also owns 50% of Altynalmas.
Mine production targeted for 2013
Following completion of the pre-feasibility study, Altynalmas Gold intends to proceed with the detailed design of a phase-one, 1.5-million-tonne per year commercial plant that will treat head grades in the range of nine or more grams of gold per tonne.
Mr. Woodall said that Altynalmas Gold intends to pursue sufficient financing arrangements and the necessary regulatory approvals to initiate project development. Altynalmas is targeting to begin mine construction in 2011, with production starting in 2013.
In addition, Altynalmas Gold will continue to advance the Kyzyl Gold Project with a 6,000-metre, near-surface drilling program at the Bakyrchik property in April to test targets for potential, initial open-pit development. Altynalmas also plans to continue to delineate extensions of the mineralization along strike and at depth to follow-up a significant, high-grade gold intercept that indicates the continuation of the gold mineralization system at depth and along strike.
Mr. Friedland announced last week that Ivanhoe Mines has retained senior investment-banking advisers and is in detailed discussions with potential strategic investors, including established gold-industry players and sovereign-wealth funds, which have expressed keen interest in the development of the Kyzyl Gold Project.

Mr. Friedland said Ivanhoe and its private Kazakh partner intend to pursue an independent stock-exchange listing for Altynalmas to facilitate participation by a broad base of investors.
Unlocking value with fluidized-bed roasting — a proven solution for optimum gold recovery
Mr. Woodall said that the key to unlocking the value of the Kyzyl Gold Project has been the significant advances made in adapting proven roasting technology and the application of innovative process solutions developed by New Orleans-based research company Crescent Technology Inc.
“The solutions developed by Crescent Technology evolved through extensive test work performed during a series of continuous pilot-plant operations at Hazen Research, Ltd., of Golden Colorado. The testing program has enabled Altynalmas to achieve gold recoveries of between 86% and 90% from the Bakyrchik ore using fluidized-bed roasting.”
The majority of the gold in the Kyzyl Shear is encapsulated by arsenopyrite and, to a lesser extent, pyrite. The associated sediments contain up to 4% carbon, which is burned in the roasting process.
The Kyzyl gold system consists of a series of large mineralized lenses, or lodes — with a true thickness frequently in excess of 50 metres — lying within a large, 15-kilometre-long shear zone. The world-class geological potential remains untested along 13 kilometres of strike and at depth.
Located approximately 100 kilometres southwest of Ust-Kamenogorsk, the industrial centre of East Kazakhstan, the Kyzyl Project is served by an established railway and an electricity grid, and also has significant, existing underground workings, shafts and minesite infrastructure.

Current resource potential of one Kyzyl Project deposit
As part of its ongoing commitment to the Kyzyl Project, Altynalmas Gold has engaged Scott Wilson Roscoe Postle and Associates (SWRPA) to produce an independent, NI 43 101-compliant resource estimate for the Bakyrchik Deposit, one of the two deposits in the Kyzyl Gold Project. The current resource estimate is providing the input for the ongoing pre-feasibility study being undertaken by SWRPA.
The current resource estimate is shown in the following table.
ALTYNALMAS GOLD — KYZYL GOLD PROJECT — MARCH 26, 2010
Bakyrchik Mineral Resources

Indicated Resources				Inferred Resources
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold
Lens	(000)	(g/t Au)	(ounces)	(000)	(g/t Au)	(ounces)
1	5,881	9.13	1,726,000	10,009	9.03	2,907,000
9	2,711	8.20	714,000	677	8.39	183,000
12	152	8.62	42,200	4,537	9.02	1,316,000

Total	8,744	8.83	2,482,200	15,223	9.00	4,406,000

Notes:
1. CIM definitions were followed in the estimation of Mineral Resources.
2. Mineral Resources are estimated within the wireframes constructed at a cut-off grade of 3 g/t gold.
3. Mineral Resources are estimated using an average long-term gold price of $1,000 per ounce gold.
4. A minimum true width of 3 metres was used to provide a vertical mining width of 4 metres.
5. High gold assays were capped at 35 g/t. Assays were capped prior to compositing.
6. Average bulk density is 2.7 t/m3.
7. Reported Mineral Resources are exclusive of previous underground mining.
Current resource delineation drilling program at the Bakyrchik Mine
The current resource delineation drilling program is intended to upgrade Inferred Resources into the Indicated category to allow them to be included in future economic analyses. As a result, there likely will be a significant increase in the project’s Indicated Resources in the near future.
Current drilling to date has been focussed on the middle zone of Lens 1. Assaying is being completed at an ISO certified laboratory in Vancouver, Canada.
Ivanhoe Mines will continue to provide updates as the Kyzyl Gold Project evolves as an important new venture within the company’s asset portfolio.
Qualified Person
Disclosures of a scientific or technical nature in this release have been reviewed by David Woodall, Ivanhoe Mines’ President of Gold Operations and a Qualified Person as defined by National Instrument 43-101.

About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
The company’s other core assets are its 65% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX & 1878:HK) and an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830 Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned exploration and development work; the planned development work at the Bakyrchik mine to support a mine producing 1.5 million tones per year; the timing for completion of the planned prefeasibility study; the plan to commence mine construction in 2011 and production in 2013; the plan to pursue an independent stock listing; the ability to consistently achieve recovery rates between 86% and 90%, and the likely significant increase in the project’s indicated resource in the near future.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 29, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary